SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                             Alteon WebSystems, Inc.
--------------------------------------------------------------------------------
                              (Name of Corporation)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   02145A 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Deborah J. Noble
        Vice President, Corporate Secretary and Associate General Counsel
                           Nortel Networks Corporation
                           8200 Dixie Road, Suite 100
                            Brampton, Ontario L6T 5P6
                                     Canada
                                 (905) 863-1103
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 28, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 02145A 10 9


    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Nortel Networks Corporation
           62-12-62580

    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                        (b)  |_|

    3

    4      SOURCE OF FUNDS*

           N/A

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Canada

                              7       SOLE VOTING POWER

    NUMBER OF SHARES          8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY
    EACH REPORTING                    8,952,759*** (See Items 4 and 5.)
        PERSON
        WITH                  9       SOLE DISPOSITIVE POWER

                              10      SHARED DISPOSITIVE POWER

                                      8,952,759*** (See Items 4 and 5.)


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,952,759  (See Items 4 and 5.)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           19.8%**** (See Items 4 and 5.)

   14      TYPE OF REPORTING PERSON*

           CO

                                    SCHEDULE 13D

** Pursuant to certain stockholder agreements (the "Stockholder Agreements"), dated as of July 28, 2000, among certain holders of Common Stock and options of Alteon WebSystems, Inc. ("Alteon") (the "Stockholder Parties") and Nortel Networks Corporation, the Stockholder Parties have agreed to vote in favor of the adoption of the Merger Agreement (each as defined in the response to Item 4)
(i) the 6,805,858 shares of Alteon Common Stock over which they currently have voting power and (ii) any of the 2,146,901 shares of Alteon Common Stock they acquire through the exercise of stock options that are currently exerciseable or that will become exerciseable in the next 60 days, which the Stockholder Parties are deemed to beneficially own pursuant to Exchange Act Rule 13d-3(d)(1)(i). The Stockholder Parties have granted Nortel Networks Corporation an irrevocable proxy with respect to such shares.

*** Pursuant to the Stockholder Agreements (but subject to certain exceptions), the Stockholder Parties may not dispose of either (i) the 6,805,858 shares of Alteon Common Stock that are currently held by them or (ii) any of the 2,146,901 shares of Alteon Common Stock they acquire through the exercise of stock options that are currently exerciseable or that will become exerciseable in the next 60 days, which the Stockholder Parties are deemed to beneficially own pursuant to Exchange Act Rule 13d-3(d)(1)(i).

**** Calculated, pursuant to Exchange Act Rule 13d-3(d)(1)(i), by including 2,146,901 shares of Alteon Common Stock that are subject to stock options that are currently exerciseable or that will become exerciseable in the next 60 days, which the Stockholder Parties are deemed to beneficially own pursuant to Exchange Act Rule 13d-3(d)(1)(i), in both the number of shares of Alteon Common Stock beneficially owned by Nortel Networks and the total number of shares of Alteon Common Stock outstanding.

                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                             ALTEON WEBSYSTEMS, INC.

Item 1.  Security and Issuer.
         -------------------

     This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $.001 per share ("Alteon Common Stock"), of Alteon WebSystems, Inc., a Delaware corporation ("Alteon"). The principal executive offices of Alteon are located at 50 Great Oaks Boulevard, San Jose, California 95119.

Item 2.  Identity and Background.
         -----------------------

     This Statement is being filed by Nortel Networks Corporation, a Canadian corporation ("Nortel Networks"). The principal business and principal office of Nortel Networks are located at 8200 Dixie Road, Suite 100, Brampton, Ontario L6T 5P6, Canada. Nortel Networks is a leading global supplier of data and telephony network solutions and services. Its business consists of the design, development, manufacture, marketing, sale, financing, installation, servicing and support of data and telephony networks for: public and private institutions; local, long-distance, personal communications services and cellular mobile communications companies; cable television companies; Internet service providers; and utilities.

     (a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Nortel Networks is set forth in Schedule I hereto, which is incorporated herein by reference. The citizenship of each person listed in
Schedule I is indicated thereon.

     (d)-(e) During the last five years, neither Nortel Networks nor, to the knowledge of Nortel Networks, any of the persons listed on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     As described in the response to Item 4, the Stockholder Parties (as defined in the response to Item 4) each have entered into Stockholder Agreements with Nortel Networks pursuant to which the Stockholder Parties have agreed to vote the 8,952,759 shares of Alteon Common Stock over which they have voting power in the aggregate in favor of adoption of the Merger Agreement, and have granted to Nortel Networks an irrevocable proxy with respect to such shares for such purpose. In addition, subject to certain exceptions, the Stockholder Agreements prohibit the Stockholder Parties from disposing of the shares of Alteon Common Stock held by them. Any shares acquired by any Stockholder Party subsequent to the date of the Stockholder Agreements, including by exercise of any of the Stockholder Parties' 2,146,901 stock options that are currently exerciseable or that will become exerciseable in the next 60 days, would be subject to the same restrictions on voting and disposition. Following the execution of the Stockholder Agreements, Nortel Networks agreed to permit each Stockholder Party to dispose of up to 5% of the shares of Alteon Common Stock beneficially owned (within the meaning of Rule 13d-3 of the Securities and Exchange Act of 1934 (the "Exchange Act")) by such Stockholder Party.

Item 4.  Purpose of Transaction.
         ----------------------

     Merger and Merger Agreement

     On July 28, 2000, Nortel Networks, Alteon and Darius Corp., a Delaware corporation and a wholly-owned subsidiary of Nortel Networks ("Merger Sub"), entered into an Agreement and Plan of Merger, dated as of July 28, 2000 (the "Merger Agreement"), a copy of which is incorporated herein by reference as
Exhibit 1. The Merger Agreement provides, among other things, for the Merger (the "Merger") of Merger Sub with and into Alteon with Alteon being the corporation surviving the merger (the "Surviving Corporation").

     Pursuant to the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), each share of Alteon Common Stock issued and outstanding immediately prior to the Effective Time (excluding those held in the treasury of Alteon, by any subsidiary of Alteon or by Nortel Networks or any subsidiaries of Nortel Networks (collectively, the "Excluded Shares")) will cease to exist and be converted into 1.83148 common shares, without par value, of Nortel Networks (the "Nortel Networks Common Shares"). The Merger Agreement defines the number of Nortel Networks Common Shares to be exchanged for each share of Alteon Common Stock as the "Exchange Ratio," and provides that the Exchange Ratio shall be subject to adjustment in the event of a stock split, stock dividend, recapitalization, subdivision, reclassification, combination, exchange of shares or similar transaction with respect to the Nortel Networks Common Shares. The Merger Agreement also provides that each Excluded Share will be canceled and retired without the payment of any consideration therefor.

     At the Effective Time, Alteon will become a wholly-owned subsidiary of Nortel Networks. As a consequence of the Merger, Nortel Networks will own 100% of the capital stock of Alteon. The Alteon Common Stock will be delisted from trading on the Nasdaq National Market of The Nasdaq Stock Market, Inc. and Alteon will no longer be required to file periodic reports under Section 12(a) of the Exchange Act.

     Consummation of the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of certain conditions, including, but not limited to, adoption of the Merger Agreement by the holders of shares of Alteon Common Stock, expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), approval of listing of the Nortel Networks Common Shares on the New York Stock Exchange and The Toronto Stock Exchange and other customary conditions.

     Pursuant to the Merger Agreement, (i) the certificate of incorporation and the by-laws of Merger Sub as in effect immediately prior to the Effective Time will be the certificate of incorporation and by-laws of the Surviving Corporation, (ii) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until their successors have been duly elected and qualified or until their resignation or removal and
(iii) the officers of Alteon immediately prior to the Effective Time shall continue to serve as the officers of the Surviving Corporation until their successors have been duly elected and qualified or appointed or until their resignation or removal.

     The Merger Agreement contains certain customary restrictions on the conduct of the business of Alteon pending the Merger, including, without limitation, not declaring, setting aside or paying any dividend or distribution on any capital stock.

     Stockholder Agreements

     As a further condition and inducement to Nortel Networks' entering into the Merger Agreement, concurrently with the execution of the Merger Agreement, Nortel Networks entered into Stockholder Agreements with the stockholders listed on Schedule A thereto (the "Stockholder Parties"), a form of which is incorporated herein by reference as Exhibit 2 and a Stockholder Agreement between Nortel Networks and Matrix Partners, a copy of which is incorporated herein by reference as Exhibit 3. Pursuant to the Stockholder Agreements, the Stockholder Parties have agreed to vote in favor of the Merger Agreement and the Merger, or if applicable, give consents with respect to, (i) the 6,805,858 shares of Alteon Common Stock currently held by them as of July 28, 2000 and
(ii) any shares of Alteon Common Stock subsequently acquired by them, including through the exercise of stock options. The Stockholder Parties have granted to Nortel Networks an irrevocable proxy with respect to such shares. In addition, the Stockholder Parties have agreed not to dispose of any shares of Alteon Common Stock (subject to certain exceptions). The Stockholder Agreements will terminate on the earliest of: (a) the Effective Time (as defined in the Merger Agreement); (b) termination of the Merger Agreement (unless Nortel Networks is or may be entitled to receive a Termination Fee (as defined in the Merger Agreement) under the Merger Agreement following such termination), or (c) 30 days following the termination of the Merger Agreement in the event that Nortel Networks is or may be entitled to receive a Termination Fee under the Merger Agreement following such termination; provided that, during such 30 day period, the Stockholder Parties will be permitted to make sales of Alteon Common Stock in broker transactions effected through The Nasdaq Stock Market, Inc.

     Following the execution of the Stockholder Agreements, Nortel Networks agreed to permit each Stockholder Party to dispose of up to 5% of the shares of Alteon Common Stock beneficially owned (within the meaning of Rule 13d-3 of the Securities Act) by such Stockholder Party.

     The foregoing summaries of the Merger Agreement and the Stockholder Agreements do not purport to be complete and are qualified in their entirety by reference to the text of such agreements incorporated by reference as Exhibits 1, 2 and 3 hereto, respectively.

     Except as set forth in this Statement, the Merger Agreement or the Stockholder Agreements, neither Nortel Networks nor, to the best of Nortel Networks' knowledge, any of the individuals named in Schedule I hereto has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) - (b) Nortel Networks may, as a result of the Stockholder Agreements, be deemed to beneficially own the shares of Alteon Common Stock that are held by the Stockholder Parties and, pursuant to Exchange Act Rule 13d-3(d)(1)(i), the shares of Alteon Common Stock that are subject to currently exercisable stock options held by such parties (together, the "Beneficially Owned Shares"). Based on the aggregate number of Beneficially Owned Shares (8,952,759), Nortel Networks may as a result of the Stockholder Agreements be deemed to own beneficially approximately 19.8% of the outstanding Alteon Common Stock (based on the 43,169,417 shares of Alteon Common Stock outstanding on July 25, 2000, as represented to Nortel Networks by Alteon in the Merger Agreement, plus the 2,146,901 shares of Alteon Common Stock subject to stock options that are currently exerciseable or that will become exerciseable in the next 60 days held by the Stockholder Parties as represented to Nortel Networks by Alteon). The Stockholder Parties and Nortel Networks may be deemed to have shared power to vote or to direct the vote with respect to the Beneficially Owned Shares. The Stockholder Agreements also provide that, subject to certain exceptions, the Stockholder Parties may not dispose of the Beneficially Owned Shares and, because this provision may be waived by Nortel Networks, the Stockholder Parties and Nortel Networks may be deemed to have shared power to dispose or direct the disposition of the Beneficially Owned Shares.

     Except as set forth in this Item 5, none of Nortel Networks or, to the best of Nortel Networks' knowledge, any of the individuals named in Schedule I hereto beneficially owns any shares of Alteon Common Stock.

     (c) Except for entering into the agreements described above, neither Nortel Networks nor, to the best of Nortel Networks' knowledge, any of the individuals named in Schedule I hereto has effected any transaction in Alteon Common Stock during the past 60 days.

     (d) Prior to the consummation of the Merger, Nortel Networks does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Alteon Common Stock.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of Alteon.
         ----------------------

     Except as provided in the Merger Agreement or the Stockholder Agreements or as set forth in this Statement, neither Nortel Networks nor, to the best of Nortel Networks' knowledge, any of the individuals named in Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Alteon, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material To Be Filed as Exhibits.
         --------------------------------

Exhibit 1  --     Agreement and Plan of Merger, dated as of July 28, 2000,
                  among Nortel Networks Corporation,
                  Darius Corp. and Alteon WebSystems, Inc.

Exhibit 2  --     Form of Stockholder Agreements, dated as of July 28, 2000, between Nortel Networks Corporation and the stockholders listed on Schedule A thereto.

Exhibit 3  --     Stockholder Agreement, dated as of July 28, 2000, between
                  Nortel Networks Corporation and Matrix Partners.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  August 7, 2000


                                    NORTEL NETWORKS CORPORATION


                                            By: /s/ Frank A. Dunn
                                                ------------------
                                            Name:  Frank A. Dunn
                                            Title: Chief Financial Officer


                                            By: /s/ Blair F. Morrison
                                                ---------------------
                                            Name:  Blair F. Morrison
                                            Title: Assistant Secretary

                                   SCHEDULE I
                       DIRECTORS AND EXECUTIVE OFFICERS OF
                           NORTEL NETWORKS CORPORATION

     The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Nortel Networks Corporation is set forth below. Unless otherwise indicated below, the business address of each director and executive officer is Nortel Networks Corporation, 8200 Dixie Road, Suite 100, Brampton, Ontario L6T 5P6, Canada.


                             PRESENT PRINCIPAL OCCUPATION
NAME AND CITIZENSHIP                OR EMPLOYMENT
--------------------          ---------------------------

Directors

     Blanchard, James J.      Verner, Liipfert, Bernhard,
     American                 McPherson and Hand
                              901-15th Street, N.W., Suite 700
                              Washington, DC  20005-2301  USA

     Brown, Robert E.         President and Chief Executive Officer
     Canadian/British         Bombardier Inc.
                              800 Rene-Levesque Boulevard West
                              Montreal, Quebec  H3B 1Y8
                              Canada

     Carlucci, Frank C.       Chairman
     American                 The Carlyle Group
                              1001 Pennsylvania Avenue N.W.
                              Washington, DC  20004  USA
                              (non-executive Chairman of
                              Nortel Networks Corporation)

     Dunn, Frank A.           Chief Financial Officer
     Canadian                 Nortel Networks Corporation

     Fortier, L. Yves         Chairman & Senior Partner
     Canadian                 Ogilvy Renault
                              1981 McGill College Avenue
                              12th Floor
                              Montreal, Quebec H3A 3C1
                              Canada

     Ingram, Robert A.        Chief Executive Officer
     American                 Glaxo Wellcome Inc.
                              P.O. Box 13398
                              5 Moore Drive
                              Research Triangle Park, NC 27709
                              USA

     Pilkington, Sir Antony   Retired Chairman
     British                  Pilkington plc
                              Group Headquarters
                              Prescot Road, St. Helens
                              Merseyside, England WA10 3TT
                              United Kingdom

     Roth, John A.            President and Chief Executive Officer
     Canadian                 Nortel Networks Corporation

     Saucier, Guylaine        Chairman of the Board
     Canadian                 Canadian Broadcasting Corporation
                              1321 Sherbrooke Street West
                              Suite C-61
                              Montreal, Quebec H3G 1J4
                              Canada

     Smith, Jr., Sherwood H.  Chairman Emeritus of the Board
     American                 Carolina Power & Light Company
                              One Hanover Square Building
                              411 Fayetteville Street Mall
                              Raleigh, North Carolina  27601-1748
                              USA

     Wilson, Lynton R.        Chairman of the Board
     Canadian                 CAE Inc.
                              181 Bay Street, Suite 4700
                              P.O. Box 794
                              Toronto, Ontario M5J 2T3
                              Canada

Officers
--------

     Beatty, Douglas C.       Controller
     Canadian

     Bolouri, Chahram         President, Global Operations
     Canadian

     Buechner, Klaus M.       Senior Vice-President, Business Development
     Canadian

     Burn, David L.           Vice-President, Taxation
     Canadian

     Carlucci, Frank C.       Chairman
     American                 Chairman, The Carlyle Group
                              1001 Pennsylvania Avenue N.W.
                              Washington, DC  20004 USA

     Chandran, Clarence J.    Chief Operating Officer
     Canadian

     Childers, Charles        Chief Marketing Officer
     American

     Conner, William F.       President, E-Business Solutions
     American

     DeBon, Pascal            President
     Canadian                 Service Provider Solutions, Europe

     DeRoma, Nicholas J.      Chief Legal Officer
     American

     Donahee, Gary R.         President,
     Canadian                 Service Provider Solutions, Americas

     Doolittle, John M.       Assistant Treasurer
     Canadian

     Dunn, Frank A.           Chief Financial Officer
     Canadian

     Hawe, William R.         Chief Technology Officer
     American

     Huret, Jerome P.         Senior Vice-President, Corporate Development
     French

     Kaye, Robert B.          General Auditor
     Canadian

     Kerr, Margaret G.        Senior Vice-President, Human Resources
     Canadian

     Kerr, William R.         Senior Vice-President, Corporate Business
     Canadian                 Development

     Khatod, Anil K.          President, Internet Business Solutions
     American

     Mao, Robert Y.L.         CEO, Nortel China
     American

     Meunier, Jules M.J.
     Canadian                 President, Core Networks

     Morrison, Blair F.       Assistant Secretary
     Canadian

     Mumford, Donald G.       President, Optical Networks
     Canadian

     Noble, Deborah J.        Corporate Secretary
     Canadian

     Pahapill, Mary Anne E.   Assistant Controller
     Canadian

     Pfeffer, Robert W.       Chief Network Solutions Officer
     Canadian

     Plastina, Frank          President, Wireless and Carrier Solutions
     Canadian

     Ricks, Richard C.        Chief Information Officer
     American

     Ross, Eric J.            President, Global Customer Care Services
     Canadian

     Roth, John A.            President and Chief Executive Officer
     Canadian

     Schilling, Steven L.     President, Access Networks
     American

     Srikanth, Kannankote S.  President, Professional Services
     American

     Stevenson, Katharine B.  Treasurer
     Canadian/American

     Tariq, Masood A.         President, Service Provider Solutions, Asia
     American

     Yohe, Vickie L.          President, Global Carrier Solutions  ILECS/IOCS
     American